UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 1.4(c): Purchase Agreement relating to U.S. $500,000,000 Fixed to Floating Reset Rate Subordinated Tier 2 Notes due 2031 of Deutsche Bank Aktiengesellschaft, dated June 29, 2020, among Deutsche Bank Aktiengesellschaft, acting through its New York Branch, Deutsche Bank Securities Inc., as lead manager, Citigroup Global Markets Inc., as qualified independent underwriter, and the other managers named therein.

Exhibit 4.7(g): Fifth Supplemental Subordinated Indenture, dated as of July 8, 2020, among Deutsche Bank AG, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.7(h): Sixth Supplemental Subordinated Indenture, dated as of July 8, 2020, among Deutsche Bank AG, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.7(i): Form of Fixed to Floating Reset Rate Subordinated Tier 2 Notes due 2031 of Deutsche Bank Aktiengesellschaft (included in Exhibit 4.7(h)).

Exhibit 5.4: Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 5.5: Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2019 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2020, on pages 13 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2020

Deutsche Bank Aktiengesellschaft

By:	/s/ Jonathan Blake
Name:	Jonathan Blake
Title:	Managing Director

By:	/s/ Thomas Rueckert
Name:	Thomas Rueckert
Title:	Vice President

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